UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

____________________

Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

9 Raffles Place #26-01 Republic Plaza
Singapore Singapore 048619

(Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

ALR TECHNOLOGIES SG LTD.

PART I. FINANCIAL INFORMATION

ITEM 1.	CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Financial Statements

June 30, 2024 and 2023

(unaudited)

Index	Page

Condensed Interim Consolidated Balance Sheets	4

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	5

Condensed Interim Consolidated Statements of Cash Flows	6

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit	7 – 8

Notes to Condensed Interim Consolidated Financial Statements	9 – 29

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Balance Sheets

($ United States)

(Unaudited)

	June 30, 2024	December 31, 2023

Assets
Current assets:
Cash	$3,827	$59,082
Accounts receivable	—	41,100
Inventory	10,976	11,000
Prepaid expenses	31,037	44,016
Total assets	$45,840	$155,198

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$1,942,485	$1,501,322
Promissory notes payable to related parties	3,390,613	3,091,966
Promissory notes payable	2,163,368	2,163,368
Interest payable to related parties	2,012,267	1,848,079
Interest payable	3,423,742	3,322,070
Lines of credit from related parties	18,924,577	17,956,033
Loan payable to related parties	2,281,254	2,188,515
Total liabilities	34,138,306	32,071,353

Shareholders’ Deficit
Ordinary shares	31,285,637	30,912,769
Additional paid-in capital	60,759,273	57,280,320
Accumulated other comprehensive loss – cumulative translation differences	(848)	(844)
Accumulated deficit	(126,136,528)	(120,108,400)
Total shareholders’ deficit	(34,092,466)	(31,916,155)
Total liabilities and shareholders’ deficit	$45,840	$155,198

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 11)

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

($ United States)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Operating Expenses
Product development costs	$233,850	$652,759	$561,881	$934,771
Professional fees	159,975	139,925	309,473	289,907
Selling, general and administrative	419,506	473,373	1,233,392	993,261
Total operating expenses	813,331	1,266,057	2,104,746	2,217,939

Loss before other items	(813,331)	(1,266,057)	(2,104,746)	(2,217,939)

Other Items
Interest expense	(648,127)	(650,569)	(3,882,282)	(1,290,711)
Write-off of accounts receivable	—	—	(41,100)	—
Loss on settlement of debt	—	—	—	(139,000)
Total other items	(648,127)	(650,569)	(3,923,382)	(1,429,711)

Net Loss	(1,461,458)	(1,916,626)	(6,028,128)	(3,647,650)
Other Comprehensive Loss
Exchange difference on translating foreign operations	(3)	2	(4)	(6,885)

Comprehensive Loss for the period	$(1,461,461)	$(1,916,624)	$(6,028,132)	$(3,654,535)

Weighted average number of ordinary shares outstanding, basic and diluted	599,466,844	574,133,511	598,372,921	565,222,400

Loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Cash Flows

($ United States)

(Unaudited)

	Six Months Ended June 30,
	2024	2023

OPERATING ACTIVITIES
Net loss	$(6,028,128)	$(3,647,650)
Share-based compensation-product development costs	407,902	731,272
Share-based compensation-selling, general and administrative	674,417	453,217
Share-based compensation-professional fees	158,417	36,582
Share-based compensation-interest	2,588,830	—
Loss on settlement of debt	—	139,000
Interest expense on lines of credit	859,514	812,689
Non-cash imputed interest expense	16,255	52,216
Unrealized foreign exchange	(59,084)	(19,140)
Interest accretion on loan payable	23,388	22,634
Borrowing costs on non-current loan payable	73,063	70,704
Accrued interest on non-current loan payable	55,372	64,934
Payment of lines of credit interest	(127,168)	(112,672)
Write-off of accounts receivable	41,100	—
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	—	(185,285)
Decrease in inventory	24	—
Decrease in prepaid expenses	12,979	193,632
Increase in accounts payable and accrued liabilities	441,163	227,018
Increase in deferred revenue	—	160,000
Increase in interest payable to related parties	164,188	149,902
Increase in interest payable	101,672	115,672

Net cash used in operating activities	(596,096)	(735,275)

FINANCING ACTIVITIES
Proceeds from promissory notes	298,647	—
Proceeds from lines of credit	236,198	260,125
Proceeds from sales of ordinary shares	—	744,655
Proceeds from exercise of warrants	6,000	—

Net cash provided by financing activities	540,845	1,004,780

Effect of foreign exchange on cash	(4)	(6,885)

Change in cash	(55,255)	262,620
Cash, beginning of period	59,082	148,628
Cash, end of period	$3,827	$411,248

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2022 to June 30, 2024

(Unaudited)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2022	551,966,844	$28,040,825	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)
Issuance of ordinary shares for settlement of debt and prepaid expenses	7,500,000	375,000	—	—	—	375,000
Issuance of ordinary shares for cash	20,000,000	744,655	—	—	—	744,655
Exercise of warrants	12,000,000	24,000	—	—	—	24,000
Reclassification of additional paid-in capital on exercise of warrants	—	1,463,321	(1,463,321)	—	—	—
Exercise of stock options	5,000,000	75,000	—	—	—	75,000
Reclassification of additional paid-in capital on exercise of stock options	—	189,968	(189,968)	—	—	—
Issuance of ordinary shares for nonrecourse notes receivable	36,000,000	—	—	—	—	—
Imputed interest	—	—	34,431	—	—	34,431
Stock options granted as compensation	—	—	2,867,049	—	—	2,867,049
Exchange difference on translating foreign operations	—	—	—	(6,991)	—	(6,991)
Net loss for the year	—	—	—	—	(7,474,514)	(7,474,514)

Balance, December 31, 2023	632,466,844	$30,912,769	$57,280,320	$(844)	$(120,108,400)	$(31,916,155)

See accompanying notes to condensed interim consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2022 to June 30, 2024

(Unaudited)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2023	632,466,844	$30,912,769	$57,280,320	$(844)	$(120,108,400)	$(31,916,155)
Exercise of warrants	3,000,000	6,000	—	—	—	6,000
Reclassification of additional paid-in capital on exercise of warrants	—	366,868	(366,868)	—	—	—
Imputed interest	—	—	16,255	—	—	16,255
Stock options granted and warrants issued as compensation	—	—	3,829,566	—	—	3,829,566
Exchange difference on translating foreign operations	—	—	—	(4)	—	(4)
Net loss for the period	—	—	—	—	(6,028,128)	(6,028,128)

Balance, June 30, 2024	635,466,844	$31,285,637	$60,759,273	$(848)	$(126,136,528)	$(34,092,466)

See accompanying notes to condensed interim consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern

ALR Technologies SG Ltd. (the “Company” or “ALRT” or “ALR Singapore”) was originally incorporated under the Companies Act of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Technologies Inc. (“ALR Nevada”). Upon completion of the Redomicile Merger (as defined herein), the Company became the parent of ALR Nevada.

ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987 as Mo Betta Corp. In December 1998, ALR Nevada’s common stock began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc. under the symbol “MBET.” On December 28, 1998, it changed its name from Mo Betta Corp. to ALR Technologies Inc., and its trading symbol was changed to “ALRT.”

On June 9, 2021, the Company incorporated a wholly owned subsidiary, Canada Diabetes Solution Centre, Inc. (“ALR Canada”), under the Business Corporations Act of Alberta.

Pursuant to an Agreement and Plan of Merger and Reorganization, dated May 17, 2022 (the “Redomicile Merger Agreement”), by and among ALR Singapore, ALR Nevada and ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”), ALR Delaware, a wholly owned subsidiary of ALR Singapore, merged with and into ALR Nevada, with ALR Nevada continuing as the surviving entity and a wholly owned subsidiary of ALR Singapore (the “Redomicile Merger”). On November 7, 2022, the Company completed the Redomicile Merger resulting in ALR Nevada becoming the wholly owned subsidiary of ALR Singapore.

The Company has developed its “Diabetes Solution”, which is a comprehensive approach to diabetes care for human health consisting of data collection, predictive A1C, insulin dosage adjustment suggestions, performance tracking, remote monitoring and diabetes test supplies. The Company has also developed an iteration of the Diabetes Solution for the animal health market, under the brand “GluCurve Pet CGM”.

These condensed interim consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the six months ended June 30, 2024 and 2023 of $6,028,128 and $3,647,650, respectively. As of June 30, 2024, the Company is unable to self-finance its operations, has negative working capital of $34,092,466, accumulated deficit of $126,136,528, limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued product development activities. Even if the Company is able to finance its required commercialization or product development activities, there is no assurance the Company’s current projects will be commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit, promissory notes payable and current loans payable totaling $34,138,306 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern (continued)

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $15,300,000 (note 11(f)). As of June 30, 2024, the total principal balance outstanding was $14,447,043. The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

A significant portion of the Company’s debt is either due on demand or is in default, while continuing to accrue interest at its stated rate. The Company will seek to obtain creditors’ consents to delay repayment of the outstanding promissory notes payable and related interest thereto, until it is able to replace this financing with funds generated by operations, recapitalization with replacement debt or from equity financings through private placements. While some of the Company’s creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. In the past, creditors have successfully commenced legal action against the Company to recover debts outstanding. In those instances, the Company was able to obtain financing from related parties to cover the verdict or settlement; however, there is no assurance that the Company will be able to obtain the same financing in the future. If the Company is unsuccessful in obtaining financing to cover any potential verdicts or settlements, the Company will be required to cease operations.

The Company’s activities will necessitate significant uses of working capital beyond 2024. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

These condensed interim consolidated financial statements do not include any adjustments to the amounts and the classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

2.       Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements at December 31, 2023 and for the year then ended, as filed in our Annual Report on Form 20-F. In the opinion of the Company’s management, these condensed interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company’s financial position at June 30, 2024 and the results of its operations for the six months then ended. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year to end December 31, 2024. The 2023 year-end balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of these condensed interim consolidated financial statements is in conformity with U.S. GAAP for interim financial information, which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ALR Nevada and ALR Canada. The Canadian subsidiary is currently inactive. All significant intercompany balances and transactions have been eliminated on consolidation.

Loss per share

Basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive. Prior to repayment of nonrecourse note, the outstanding shares received in exchange for the nonrecourse note are excluded from the denominator of loss per share. For the six months and three months ended June 30, 2024, the Company excluded 36,000,000 ordinary shares (2023 – Nil) issued in connection with nonrecourse notes receivable from the calculation of weighted average number of shares outstanding.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

3.       Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

	June 30, 2024	December 31, 2023
Accounts payable	$1,681,539	$1,180,132
Accrued liabilities	260,023	318,285
Deferred revenue	923	2,905
	$1,942,485	$1,501,322

4.        Interest, advances, promissory notes payable and loan payable

a)	Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2022 and December 31, 2023	$3,091,966
Advances received	298,647
Balance, June 30, 2024	$3,390,613

During the period ended June 30, 2024, the Company received advances totalling $298,647 (SGD$405,000) from Kan Wan Chen Pte. Ltd. (“KWC”) (note 11(c)). The advances do not have fixed amounts of interest and do not have a due date. A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company.

A summary of the promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	June 30, 2024	December 31, 2023
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Advances received from KWC with no fixed amounts of interest and no due date	298,647	—

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,525,000
Total Promissory Notes Payable to Related Parties	$3,390,613	$3,091,966

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

b)       Promissory notes payable

A summary of activities of promissory notes payable is as follows:

Promissory Notes Payable	Carrying Value
Balance, December 31, 2022, December 31, 2023 and June 30, 2024	$2,163,368

A summary of the promissory notes payable is as follows:

Promissory Notes Payable	June 30, 2024	December 31, 2023
Unsecured promissory notes payable, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912
Total Promissory Notes Payable	$2,163,368	$2,163,368

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

c)       Interest payable

A summary of interest payable activity is as follows:

Interest Payable	Carrying Value
Balance, December 31, 2022	$4,662,731
Interest incurred on promissory notes payable	531,418
Interest payable retired through issuance of shares	(24,000)
Balance, December 31, 2023	5,170,149
Interest incurred on promissory notes payable	265,860
Balance, June 30, 2024	$5,436,009

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000 (note 6(b)(ii)).

Interest payable is due as follows:

Interest Payable	June 30, 2024	December 31, 2023
Interest payable to related parties	$2,012,267	$1,848,079
Interest payable	3,423,742	3,322,070
	$5,436,009	$5,170,149

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

4.       Interest, advances, promissory notes payable and loan payable (continued)

c)       Interest payable (continued)

The payment terms, security and any interest payable are based on the underlying promissory notes payable that the Company has outstanding.

d)       Loan payable

Initial Agreement

On September 6, 2022, ALR Singapore entered into a loan agreement (the “Loan Agreement”) with KWC whereby ALR Singapore received advances of SGD$2,500,000 from KWC. The loan was to mature on March 31, 2024. The loan is secured by a general security interest in the assets of the Company. Any principal owing on maturity will be repaid concurrent with an additional 20% loan bonus, in lieu of any interest or other amounts. Prior to maturity, each unit of the GluCurve Pet CGM sold will result in payment, upon receipt of the proceeds of the sale, to KWC as follows (i) $5 payback of principal owing to KWC and (ii) $5 royalty payment representing consideration for borrowing the principal from KWC. ALR Singapore may redeem the principal at any time prior to the launch of the second generation GluCurve Pet CGM. Any principal repaid prior to this launch will not be subject to the royalty payments.

The Company assumed the minimum amount payable at maturity would be SGD$3,000,000, which will equal to 120% of the principal amount outstanding of SGD$2,500,000 ($1,779,250).

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, the Company had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, the Company considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the Loan Agreement was comparable to market interest rates. At the time the Loan Agreement was executed, the Company was in advanced negotiations for the distribution of the GluCurve Pet CGM and the manufacturing of the CGM systems incorporated therein, but they had not entered into any definitive agreements until November 2022.

The effective interest of the loan with the 20% loan bonus was calculated as 13%. Since the GluCurve had not launched upon recognition of the loan and no definitive agreements were in place, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing. During the period until June 20, 2023, when the Loan Agreement was amended, the Company had not recognized revenue from the sale of GluCurve Pet CGM units and was unable to determine anticipated level of sales. As a result, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing as at December 31, 2023.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

The Company determined that the market interest rate on a similar loan would be 18% based on market yield curves. Since the effective interest rate of the loan is below market rates, the Company is deemed to have received a benefit under the Loan Agreement. Using the market rate, the Company estimated the fair value of the loan received to be SGD$2,339,944 ($1,665,338). The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,339,944, totaling SGD$160,056 ($113,912) has been recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

First Amendment

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

·	The loan will mature on September 30, 2024;
·	No repayments are required by the Company until maturity;
·	Interest will accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity;
·	Upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000;
·	The royalty repayment structure under the Loan Agreement will be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
·	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

Second Amendment

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The loan will mature on December 31, 2024 instead of September 30, 2024 (note 11(g)); and
·	Interest will accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

A summary of loan payable activity is as follows:

Loan Payable	Carrying Value
Balance, December 31, 2022	$1,842,982
Accreted interest on loan	48,020
Borrowing cost (recorded in interest expense)	150,010
Accrued interest (recorded in interest expense)	111,676
Foreign exchange adjustment	35,827
Balance, December 31, 2023	2,188,515
Accreted interest on loan	23,388
Borrowing cost (recorded in interest expense)	73,063
Accrued interest (recorded in interest expense)	55,372
Foreign exchange adjustment	(59,084)
Balance, June 30, 2024	$2,281,254

At December 31, 2023 and June 30, 2024, the loan payable balance is classified as current liabilities.

e)       Interest expense

During the period ended June 30, 2024, the Company incurred interest expense of $3,882,282 (2023 - $1,290,711) as follows:

Period Ended June 30,	2024	2023
Interest expense incurred related to the:
· modification of warrants held by the Chief Executive Officer (or “CEO”) and the VP of the Company that were issued in connection with financing provided to the Company (notes 7 and 8);	$2,317,053	$—
· lines of credit payable, as shown in note 5;	859,514	812,689
· issuance of warrants to KWC as consideration (notes 7 and 8);	271,777	—
· promissory notes (notes 4(a), 4(b) and 4(c));	265,860	265,574
· accreted interest on loan payable to KWC (notes 4(d) and 8);	23,388	22,633
· borrowing costs on loan payable to KWC (notes 4(d) and 8);	73,063	70,704
· accrued interest on loan payable to KWC (notes 4(d) and 8);	55,372	64,934
· calculation of imputed interest on promissory notes payable, which had no stated interest rate; and	16,255	52,216
· other items.	—	1,961
Total interest expense	$3,882,282	$1,290,711

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

5.        Lines of credit

A summary of lines of credit activity is as follows:

Lines of Credit	Total
Balance, December 31, 2022	$15,828,155
Advances received on lines of credit	794,454
Interest incurred on lines of credit	1,644,027
Payment of interest on lines of credit	(310,603)
Balance, December 31, 2023	17,956,033
Advances received on lines of credit	236,198
Interest incurred on lines of credit	859,514
Payment of interest on lines of credit	(127,168)
Balance, June 30, 2024	$18,924,577

As of June 30, 2024, the Company had two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
Chairman and CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 3,894,117	$ 14,194,117	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000 (note 11(f))	Due on Demand	4,147,043	583,417	4,730,460	General Security over Assets	General Corporate Requirements
Total		$ 14,300,000		$ 14,447,043	$ 4,477,534	$ 18,924,577

As of December 31, 2023, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 3,298,537	$ 13,598,537	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000 (note 11(f))	Due on Demand	3,910,845	446,651	4,357,496	General Security over Assets	General Corporate Requirements
Total		$ 14,300,000		$ 14,210,845	$ 3,745,188	$ 17,956,033

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

6.       Capital stock

a)	Authorized capital stock

i)	Ordinary shares

Unlimited ordinary shares without par value.

ii)	Preferred stock

Unlimited preferred shares without par value.

b)	Issued capital stock

During the period ended June 30, 2024:

i)	On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share, for an aggregate $6,000. As a result of the warrant exercises, the Company reclassified $366,868 from additional paid-in capital to share capital.

During the year ended December 31, 2023:

ii)	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,463,321 from additional paid-in capital to share capital.

iii)	On March 9, 2023, the Company issued 5,000,000 ordinary shares at a fair value of $0.05 per share with a value of $250,000 in exchange for the retirement of $111,000 of accounts payable. The Company recognized a loss on debt settlement of $139,000.

iv)	On April 19, 2023, the Company issued 2,500,000 ordinary shares at a fair value of $0.05 per share with a value of $125,000 in exchange for the retirement of $72,000 in accounts payable and the prepayment of service fees of $53,000.

v)	On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable, for an aggregate $75,000. As a result of the stock option exercises, the Company reclassified $189,968 from additional paid-in capital to share capital on exercise of stock options.

vi)	On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

6.       Capital stock (continued)

b)       Issued capital stock (continued)

During the year ended December 31, 2023: (continued)

vii)	On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company issued a cashless loan (the “KP Loans”) to KP in order to exercise an aggregate 36,000,000 stock options to bring the aggregate holdings of the KP to 50,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

i)	KP shall make repayments of $15,000 per month commencing the earlier of:

o   GluCurve reaching monthly sales of 50,000 units (note 11 (a)), or

o   September 30, 2024 (note 11(a));

ii)	The repayments will be in the form of an offset against monthly compensation paid to the KP;
iii)	In addition to the monthly installments, the KP Loans may be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
iv)	The loan will not bear interest;
v)	The loan will be secured by the underlying shares of the Company issued to the KP;
vi)	Each repayment by the KP will release from security the number of shares of the Company on the basis of the weighted average exercise under the arrangement; and
vii)	Should the consulting agreement between the Company and the KP terminate for any reason, the loan amount remaining will be due within five business days, except should a KP die, then the amount will be repayable by their estate within 90 days, including through the surrender of the underlying ALRT shares.

The issuance of 36,000,000 shares with a weighted average share price of $0.029 per share, for an aggregate of $1,027,500, in connection with the KP Loans was determined to be nonrecourse note receivables; therefore, the transaction is accounted for as a substantive grant of stock options, the exercise of the stock option is not recognized until the nonrecourse note is repaid.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

7.        Additional paid-in capital

Stock options

A summary of stock option activity is as follows:

	Six Months Ended June 30, 2024		Year Ended December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	411,970,000	$0.045	321,700,000	$0.043
Granted	-	$-	120,270,000	$0.050
Exercised	-	$-	(5,000,000)	$(0.015)
Cancelled	-	$-	(25,000,000)	$(0.050)
Outstanding, end of period	411,970,000	$0.045	411,970,000	$0.045

Exercisable, end of period	201,534,000	$0.039	182,200,000	$0.037

During the period ended June 30, 2024:

i)	On January 17, 2024, the Company:

i)	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting conditions.
ii)	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the options modified totaled $920,175, of which $534,642 related to stock options that have time-based vesting conditions and $385,533 related to stock options that have performance vesting conditions. During the period ended June 30, 2024, $534,642 related to the stock options with time-based vesting conditions and $Nil related to stock options with performance-based vesting conditions was recognized. The remaining fair value of $385,533 has not been recorded.

During the period ended June 30, 2024, the Company recorded a total of $3,829,566 in share-based compensation expense; $1,240,736 related to the vesting of stock options granted in prior years, including the $534,642 from the modification of terms of 78,200,000 options.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2023:

ii)	On January 25, 2023, the Company modified 20,500,000 options with an exercise price of $0.015 previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023 to December 31, 2025 resulting in the Company recognizing an additional $214,264 in compensation expense.

iii)	On February 21, 2023, the Company modified 80,000,000 options previously granted to a number of advisors and contractors by extending the vesting period from December 31, 2022 and June 30, 2023 to December 31, 2023.

iv)	Effective February 21, 2023, the Company:

i)	cancelled 25,000,000 stock options exercisable at $0.05 per option related to the termination of certain contractors; and
ii)	granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024. The fair value of the options granted totaling $138,435 was fully recorded at grant.

v)	On June 30, 2023, the Company:

i)	granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors. 3,600,000 options fully vested at grant, the remaining 113,670,000 options will vest according to performance or time-based conditions. As at December 31, 2023, 3,600,000 options have vested to date. The fair value of the options granted totaled $3,627,533, of which $2,699,538 related to stock options that have time-based vesting conditions and $927,995 related to stock options that have performance vesting conditions. During the period ended June 30, 2024, $576,860 (year ended December 31, 2023, $688,205) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $2,362,468 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized; and
ii)	modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $562,517, of which $441,234 related to stock options that have time-based vesting conditions and $121,283 related to stock options that have performance vesting conditions. During the period ended June 30, 2024, $Nil (year ended December 31, 2023, $388,219) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $174,298 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2023: (continued)

vi)	On October 19, 2023, the Company granted incentive compensation to certain KP in connection with the KP Loans (note 6(b)(vii)). In connection with this incentive compensation, the Company:

i)	Modified 32,500,000 options previously granted to KP by modifying the exercise prices to $0.03 per share. The fair value of the option modification totaled $24,290, which the Company recognized during the year ended December 31, 2023; and
ii)	Included in the 32,500,000 modified options above were 10,000,000 stock options that were fully vested at October 19, 2023 resulting in the Company recognizing additional compensation expense of $654,385.

During the year ended December 31, 2023, the Company recorded a total of $2,867,049 in share-based compensation expense; $826,640 related to the vesting of stock options granted in 2023 and $2,040,409 related to the vesting of stock options granted in prior years, including $1,281,158 from the modification of vesting terms and exercise price of 161,200,000 options.

Outstanding

The options outstanding at June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024			December 31, 2023
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
March 14, 2024	-	$0.035	$-	6,650,000	$0.035	$-
April 12, 2024	-	$0.015	$-	2,250,000	$0.015	$0.005
April 12, 2024	-	$0.030	$-	200,000	$0.030	$-
May 6, 2024	-	$0.035	$-	13,000,000	$0.035	$-
May 17, 2024	-	$0.035	$-	2,200,000	$0.035	$-
May 17, 2024	-	$0.050	$-	23,500,000	$0.050	$-
October 3, 2024	-	$0.035	$-	1,000,000	$0.035	$-
October 24, 2024	-	$0.035	$-	2,000,000	$0.035	$-
April 1, 2025	10,000,000	$0.030	$-	10,000,000	$0.035	$-
May 31, 2025	2,500,000	$0.030	$-	-	$-	$-
May 31, 2025	10,000,000	$0.035	$-	10,000,000	$0.035	$-
May 31, 2025	26,800,000	$0.050	$-	37,300,000	$0.050	$-
December 31, 2025	17,000,000	$0.015	$-	22,400,000	$0.015	$0.005
December 31, 2025	15,000,000	$0.050	$-	24,000,000	$0.050	$-
June 30, 2026	11,000,000	$0.050	$-	16,000,000	$0.050	$-
September 30, 2026	16,000,000	$0.050	$-	16,000,000	$0.050	$-
June 30, 2028	12,150,000	$0.015	$-	4,500,000	$0.015	$0.005
June 30, 2028	20,200,000	$0.030	$-	-	$-	$-
June 30, 2028	44,550,000	$0.035	$-	19,700,000	$0.035	$-
June 30, 2028	226,770,000	$0.050	$-	201,270,000	$0.050	$-
Total	411,970,000	$0.045	$-	411,970,000	$0.045	$-

Weighted Average Remaining Contractual Life		3.31			3.13

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

Stock options (continued)

The fair value of the stock options granted, modified and vested was allocated as follows:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Product development expense	$407,902	$731,272
Professional expense	158,417	36,582
Selling, general and administrative expenses	674,417	453,217
	$1,240,736	$1,221,071

The Company uses the fair value method for determining stock-based compensation for all options granted and modified during the fiscal periods. The fair value of the options granted and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Risk-free interest rate	4.12%	4.15%
Expected life (years)	4.5	4.9
Expected dividends	0%	0%
Expected volatility	160%	145%
Forfeiture rate	0%	0%

The weighted average fair value for the options granted and modified during the six months ended June 30, 2024 was $0.01 (six months ended June 30, 2023 - $0.03).

Warrants

A summary of warrant activity is as follows:

	Six Months Ended June 30, 2024		Year Ended December 31, 2023
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	5,188,501,500	$0.004	5,200,501,500	$0.004
Warrants issued	15,000,000	$0.020	-	$-
Exercised	(3,000,000)	$(0.002)	(12,000,000)	$(0.002)
Outstanding and exercisable, end of period	5,200,501,500	$0.004	5,188,501,500	$0.004

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

Warrants (continued)

During the period ended June 30, 2024:

vii)	On January 17, 2024, the Company issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024 (note 11(d)). The fair value of the warrants issued totaling $271,777 was fully recorded at issuance.

viii)	On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026 resulting in the Company recognizing an additional $616,373 in compensation expense.

ix)	On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024 resulting in the Company recognizing an additional $1,700,680 in compensation expense.

During the period ended June 30, 2024, the Company recorded a total of $3,829,566 in share-based compensation expense; $271,777 related to the warrants issued in the current period and $2,317,053 from the modification of terms of 5,033,001,500 warrants.

During the year ended December 31, 2023:

x)	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000.

During the year ended December 31, 2023, the Company recorded a total of $2,867,049 in share-based compensation expense; $Nil related to warrants.

Outstanding

The warrants outstanding at June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024			December 31, 2023
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
December 11, 2024	-	$0.015	$-	120,000,000	$0.015	$0.005
December 31, 2024 (note 11(f))	4,910,001,500	$0.002	$0.003	4,913,001,500	$0.002	$0.018
December 31, 2024 (note 11(d))	15,000,000	$0.020	$-	-	$-	$-
December 31, 2026	120,000,000	$0.015	$-	-	$-	$-
December 31, 2026	155,500,000	$0.050	$-	155,500,000	$0.050	$-
Total	5,200,501,500	$0.004	$0.001	5,188,501,500	$0.004	$0.016

Weighted Average Remaining Contractual Life		0.61			0.38

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

Warrants (continued)

The fair value of the warrants issue and modified was allocated as follows:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Interest expense	$2,588,830	$—

The Company uses the fair value method for determining stock-based compensation for all warrants issued and modified during the fiscal periods. The fair value of the warrants issued and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Risk-free interest rate	5.00%	N/A
Expected life (years)	0.9	N/A
Expected dividends	0%	N/A
Expected volatility	191%	N/A
Forfeiture rate	0%	N/A

The weighted average fair value for the warrants issued and modified during the six months ended June 30, 2024 was $Nil (six months ended June 30, 2023 - $Nil).

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

8.       Related party transactions and balances

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023

Related party transactions included within interest expense:
Interest expense related to the modification of warrants held by the CEO and the VP of the Company related to financing provided	$2,317,053	$—
Interest expense on lines of credit payable to the CEO and the VP of the Company	$859,514	$812,689
Interest expense related to bonus warrants issued to KWC	$271,777	$—
Interest expense on promissory notes issued to relatives of the CEO of the Company	$164,188	$163,902
Interest expense on loan payable to KWC	$78,760	$87,567
Accrued borrowing costs (recorded in interest expense) on loan payable to KWC	$73,063	$70,704

Related party transactions included within selling, general and administrative expenses:
Stock options vested to members of the Board of Directors and related parties of the Company	$464,218	$268,593
Consulting fees to a relative of the CEO of the Company	$160,000	$40,000
Salary and benefits paid to the CEO of the Company	$124,800	$124,800
Salary for services as VP of the Company	$22,270	$22,448
Salary for services as Secretary and Chief Legal Counsel of the Company	$4,454	$4,490

Interest on promissory notes payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

As at June 30, 2024, $352,828 (December 31, 2023 - $104,502) was included in accounts payable and accrued liabilities for salary and consulting fees owing to related parties.

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable for an aggregate $24,000. Included herein were 7,000,000 ordinary shares issued to two relatives of the CEO for an aggregate $14,000 (note 6(b)(ii)).

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

9.       Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,347,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $339,000 related to one of these promissory notes.

On December 22, 2020, a default judgment was entered against the Company in regard to one of the above noted judgments totaling $552,000, consisting of the principal amount of $300,000 and accrued interest of $252,000, as of the date of the Civil Summons.

On January 17, 2024, another default judgment was entered against the Company in regard to one of the above noted judgments totaling $255,000, consisting of the principal amount of $125,000 and accrued interest of $130,000, as of the date of the Civil Summons.

b)	Commitments

i)	Management contract

Prior to August 4, 2022, the Company had a consulting arrangement with Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors of the Company. Under the terms of the contract, Mr. Chan will be paid $240,000 per annum for services as CEO. The contract can be terminated at any time with thirty days’ notice and the payment of two years’ annual salary. Should the contract be terminated, all debts owed to Mr. Chan and his spouse must be immediately repaid. The initial term of the contract is for one year and automatically renews for continuous one-year terms. Also, under the terms of the contract are the following:

1)	Incentive revenue bonus

Mr. Chan will be entitled to a 1% net sales commission from the sales of any of the Company’s products at any time during his life, regardless if Mr. Chan is still under contract or employment with the Company.

2)	Sale of business

If more than 50% of the Company’s stock or assets are sold, Mr. Chan will be compensated for entering into non-compete agreements based on the selling price of the Company or its assets as follows:

i.	2% of sales price up to $24,999,999 plus
ii.	3% of sales price between $25,000,000 and $49,999,999 plus
iii.	4% of sales price between $50,000,000 and $199,999,999 plus
iv.	5% of sales price in excess of $200,000,000.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

9.       Commitments and contingencies (continued)

b)        Commitments (continued)

i)	Management contract (continued)

2)       Sale of business (continued)

On August 4, 2022, ALR Singapore entered into an Employment Agreement with the Chairman and Chief Executive Officer with an effective date of July 1, 2022. The terms of the Employment Agreement were materially the same as the Services Agreement between the Company and the Chief Executive Officer, except as follows:

·	The incentive compensation, whereby Mr. Chan will earn a 1% commission from the sale of Company products has been amended to be in perpetuity and assignable. Previously, the commission was based on the lifetime of Mr. Chan; and
·	Mr. Chan has relinquished his right to the compensation on the sale of the business or assets of the Company or its affiliates.

In connection with entering into the Employment Agreement with ALR Singapore:

i.	Mr. Chan has been issued a bonus of $150,000 as consideration for the advancements to the GluCurve business unit;
ii.	The Services Agreement between the Company and Mr. Chan has terminated; and
iii.	Mr. Chan will continue to act as Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer of the Company.

10.       Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

	June 30, 2024	December 31, 2023
Current and Total Assets
Other	$1,270	$41,378
Singapore	14,236	68,232
United States	30,334	45,588
	$45,840	$155,198

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Net Loss
Other	$(1,095)	$—
Singapore	(4,265,412)	(1,859,325)
United States	(1,761,621)	(1,788,325)
	$(6,028,128)	$(3,647,650)

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2024

($ United States)

(Unaudited)

11.       Subsequent events

a)	The Company made the following amendments to the KP Loan agreements (note 6(b)(vii):

Each KP shall make repayments of $15,000 per month commencing the earlier:

o   The last day of the month where GluCurve reaches monthly sales of 30,000 units; or

o   September 30, 2025.

b)	The Company granted an advisor the option to acquire an aggregate 10,000,000 ordinary shares at a price of $0.012 per share until December 31, 2026.

c)	The Company modified 15,000,000 share purchase warrants exercisable at $0.02 per share previously issued to KWC by extending the expiry date from December 31, 2024 to December 31, 2026.

d)	The Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026 which shall become exercisable upon certain performance vesting conditions. The vesting conditions of the warrants have not been met.

e)	On December 5, 2024, as consideration for increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company:
i)	issued the VP 200,000,000 share purchase warrants at price of $0.01 per share until December 31, 2026;
ii)	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share;
iii)	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share, and
iv)	modified 4,910,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date from December 31, 2024 to June 30, 2025.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our Unaudited Condensed Interim Consolidated Financial Statements and Notes thereto that are contained in this quarterly report with a narrative from the perspective of management. You should also consider this information with the information included in our Annual Report on Form 20-F for the year ended December 31, 2023, and our other filings with the United States Securities and Exchange Commission (the “SEC”), including our current reports that we have filed since December 31, 2023 through the date of this report. This report covers the six months ended June 30, 2024.

Forward-Looking Statements

The following information must be read in conjunction with the Unaudited Condensed Interim Consolidated Financial Statements and Notes thereto included in Item 1 of this Quarterly Report and the Audited Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis or Plan of Operations contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

This Form 6-K includes “forward-looking statements”, as such term is used within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not based on historical fact and involve assessments of certain risks, developments and uncertainties in our business looking to the future. Such forward-looking statements can be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, “believe”, or the negatives or other variations of these terms or comparable terminology. Forward-looking statements may include projections, forecasts or estimates of future performance and developments. Forward-looking statements contained in this Form 6-K are based upon assumptions and assessments that we believe to be reasonable as of the date of this report. Whether those assumptions and assessments will be realized will be determined by future factors, developments and events, which are difficult to predict and may be beyond our control. Actual results, factors, developments and events may differ materially from those we assumed and assessed. Risks, uncertainties, contingencies and developments, including those identified in the Risk Factors section of filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”), incorporated by reference herein, could cause our future operating results to differ materially from those set forth in any forward-looking statement. There can be no assurance that any such forward-looking statement, projection, forecast or estimate contained can be realized, or that actual returns, results or business prospects will not differ materially from those set forth in any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Except for the description of historical facts contained herein, the Form 6-K contains certain forward-looking statements concerning future applications of the Company’s technologies and the Company’s proposed services and future prospects, that involve risks and uncertainties, including the possibility that the Company will: (i) be unable to commercialize services based on its technology, (ii) be unable to achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and from time to time in the Company’s future filings with the SEC and elsewhere. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Our condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with U.S. GAAP.

In this quarterly report, unless otherwise specified, all references to “common shares” refer to the ordinary shares in our capital stock.

As used in this quarterly report, the terms “we”, “us”, “our”, the “Company” and “ALRT” mean ALR Technologies SG Ltd., unless otherwise indicated.

Overview

ALRT is a data management company that developed a comprehensive approach to diabetes care that includes: (i) a Food and Drug Administration (“FDA”) cleared and Health Insurance Portability and Accountability Act of 1996-compliant diabetes management system (as previously defined, the “Diabetes Solution”) that collects data directly from blood glucose meters (and which was subsequently modified to integrate with CGM devices, (ii) a patent pending Predictive A1C algorithm to track treatment success between lab reports, and (iii) an FDA-cleared Insulin Dosing Adjustment program. From this technology portfolio, the Company has developed the Diabetes Solution product for human health, and the GluCurve Pet CGM product, a modified version of the Diabetes Solution, for animal health.

The GluCurve Pet CGM is a solution to assist veterinarians to better determine the efficacy of insulin treatments and to help identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans. The GluCurve Pet CGM is available for pre-order in Canada. The Company is working with its supplier of CGM hardware to have sufficient quantity available to distribute to launch the next generation version of the GluCurve Pet CGM in the United States through its distributor.

Recent Developments

On January 17, 2024, the Company:

·	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting conditions.
·	issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024.
·	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028.

On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026.

On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024.

On December 5, 2024:

·	the Company modified 15,000,000 share purchase warrants exercisable at $0.02 per share previously issued to KWC by extending the expiry date from December 31, 2024 to December 31, 2026.
·	the Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026 which shall become exercisable upon certain performance vesting conditions. The vesting conditions of the warrants have not been met.
·	as consideration for increasing the line of credit borrowing limit with the VP from $4,000,000 to $5,000,000, the Company:
o	issued the VP 200,000,000 share purchase warrants at price of $0.01 per share until December 31, 2026;
o	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share;
o	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share;
o	modified 4,910,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date from December 31, 2024 to June 30, 2025.

On December 12, 2024, the Company granted the option to acquire an aggregate 10,000,000 ordinary shares at a price of $0.012 per share until December 31, 2026 to an advisor.

On December 13, 2024, the Company amended the repayment terms of the KP Loan Repayments. Each KP shall make repayments of $15,000 per month commencing the earlier:

·	The last day of the month where GluCurve reaches monthly sales of 30,000 units; or
·	September 30, 2025.

Additional Financing

On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $6,000.

On December 5, 2024, the Company entered into agreement with the VP to increase the borrowing limit on the line of credit from $4,000,000 to $5,000,000.

Results of Operations

Amounts presented in the tables in Item 2 are rounded to the nearest thousand.

Six months ended June 30, 2024 and 2023

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Operating Expenses
Product development costs	$562,000	$935,000	(373,000)	(40)
Professional fees	309,000	290,000	19,000	7
Selling, general and administrative	1,234,000	993,000	241,000	24
Total operating expenses	2,105,000	2,218,000	(113,000)	(5)

Loss before other items	(2,105,000)	(2,218,000)	113,000	(5)

Other Items
Interest expense	3,882,000	1,291,000	2,591,000	201
Loss on settlement of debt	—	139,000	(139,000)	(100)
Allowance for doubtful accounts	41,000	—	41,000	100
Total other items	(3,923,000)	(1,430,000)	(2,493,000)	174

Net Loss	$(6,028,000)	(3,648,000)	(2,380,000)	65

Our net loss for the six months ended June 30, 2024 was 65% ($2,380,000) higher than the net loss at June 30, 2023. Warrants with a fair value of $2,589,000 were issued and modified as compensation for loan and line of credit instruments outstanding. There were no comparable transactions in the six months ended June 30, 2023. The fair value of warrants issued and modified equaled 109% of the increase in net loss for the period. We highlight the following section “Loss before other items and share-based compensation”.

Share-based compensation included in net loss

A substantial amount of the net loss is comprised of Share-based Compensation. Share-based Compensation consists of:

1)	incentive stock options granted to, or existing stock options modified to, incentivize personnel as part of the compensation offered to attract and retain personnel. Share-based Compensation expense as a result of these activities are included within product development fees, professional fees, and selling, general and administrative expenses; and
2)	warrants issued or modified in connection with advances, loans and lines of credit provided to the Company. Share-based Compensation expense as a result of these activities is included in interest expense.

Included in net loss is Share-based Compensation expense as follows:

Share-based Compensation included in:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023

Product development fees	$408,000	$731,000
Professional fees	159,000	37,000
Selling, general and administrative	674,000	453,000
Share-based compensation expenses included in operating expenses	(1,241,000)	(1,221,000)
Interest expense	2,589,000	—
Total share-based compensation expense	$(3,830,000)	$(1,221,000)
Share-based compensation expense as a percentage of net loss	64%	33%

Furthermore, Share-based Compensation expense included within product development fees, professional fees, and selling, general and administrative expenses represented the following percentage of the loss before other items for the six months ended June 30, 2024 and 2023.

:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023

Share-based Compensation included in product development fees, professional fees, and selling, general and administrative expenses	$1,241,000	$1,221,000
Other expenses in product development fees, professional fees, and selling, general and administrative expenses	864,000	997,000
Loss before other items	$(2,105,000)	$(2,218,000)
Share-based Compensation expense as a percentage of Loss before other items	59%	55%

The Share-based Compensation highlighted above is a non-cash recurring expense incurred by the Company that varies significantly year to year based on the option awards granted and warrant activity issued related to financing requirements.

Selling, General and Administrative

Selling, general and administrative costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options granted and vested to management personnel, travel and trade show costs, rent of our corporate office, website development costs and general costs incurred through day-to-day operations.

The components of selling, general and administrative expenses can be seen as follows:

Selling, general and administrative:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Salaries and consulting fees	$512,000	$365,000	$147,000
Travel and trade shows	19,000	58,000	(39,000)
Website and information technology	31,000	21,000	10,000
Transfer agent, filing fees and quotation costs	14,000	16,000	(2,000)
Market research consulting fees	1,000	32,000	(31,000)
License and permits	1,000	1,000	—
Rent	18,000	25,000	(7,000)
Shareholder communications	2,000	12,000	(10,000)
Foreign exchange	(60,000)	(17,000)	(43,000)
Other general and administrative costs	22,000	27,000	(5,000)
Subtotal	560,000	540,000	20,000
Share-based compensation	674,000	453,000	221,000
Total	$1,234,000	$993,000	$241,000

During the period ended June 30, 2024, we had increased selling, general and administrative expenses of $241,000, as compared to the period ended June 30, 2023 as follows:

·	salaries and consulting fees increased $147,000;
·	share-based compensation increased $221,000; and·
·	all other selling, general and administrative expenses in aggregate decreased $127,000.

The increase was primarily driven by increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product in the current period offset by a decrease in travel, market research consulting fees, shareholder communications and foreign exchange gain in the current period.

Product development costs

Substantially all of the product development costs incurred related to (i) services provided by our contractors, (ii) expenses incurred for product development, and (iii) share-based compensation expense related to options granted and vested to our development team.

Product Development Costs:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Consulting fees and other amounts	$154,000	$204,000	$(50,000)
Share-based compensation	408,000	731,000	(323,000)
Total	$562,000	$935,000	$(373,000)

The decrease in product development costs for the current period, as compared to the same period in the prior year, is related to amounts incurred in the prior year to procure and test CGM hardware, and the grant of and modification of stock options outstanding to the technical team of the Company for long-term incentive compensation.

Professional fees

Professional fees incurred consist of consulting and advisory fees of certain professionals retained, audit fees, tax consultant fees, legal fees and share-based compensation for options vested to professionals. By type of professional cost, the variance can be seen as follows:

Professional fees:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Corporate auditor	$32,000	$8,000	$24,000
Accounting fees	85,000	150,000	(65,000)
Tax consultant fees	11,000	3,000	8,000
Legal fees	22,000	92,000	(70,000)
Subtotal	150,000	253,000	(103,000)
Share-based compensation	159,000	37,000	122,000
Total	$309,000	$290,000	$19,000

The decreases in professional fees were mainly due to decrease in legal and accounting fees in the current period, as compared to the comparative period of the prior year. The decrease in legal and accounting fees during the current period, as compared to the same period in the prior year, was the result of the following activities in the prior year period for which there was no current period comparable:

·	Assessing business structure alternatives, including evaluating and forming the animal health division;
·	Evaluating retaining additional personnel to support commercialization strategies in Singapore and the United States; and
·	Bonus issued to exercise stock options recorded in accounting fees to a consultant.

Interest expense

Interest expense was from the following sources for the six months ended June 30, 2024 and 2023:

Interest expense:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Interest expense incurred on promissory notes	$266,000	$266,000	$—
Interest expense incurred on lines of credit	860,000	813,000	47,000
Imputed interest on zero interest loans	16,000	52,000	(36,000)
Accreted interest on loan payable	23,000	23,000	—
Borrowing costs on loan payable	73,000	71,000	2,000
Accrued interest on loan payable	55,000	65,000	(10,000)
Other interest	—	1,000	(1,000)
Subtotal	1,293,000	1,291,000	2,000
Interest expense incurred on warrants issued and/or modified	2,589,000	—	2,589,000
Total	$3,882,000	$1,291,000	$2,591,000

Interest expense incurred on warrants issued and/or modified

During the six months ended June 30, 2024, we issued 15,000,000 warrants to KWC to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024. The fair value of the warrants issued totaling $271,777 was fully recorded at issuance and recorded as interest expense. We also modified 5,033,001,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates resulting in the Company recognizing an aggregate $2,317,053 in share-based compensation expense, which was recorded in interest expense. There were no comparable transactions in the six months ended June 30, 2023.

Interest on Promissory Notes

During the six months ended June 30, 2024 we received an advances from KWC for an aggregate SGD$405,000 ($298,647), with no fixed interest amount and no due date. Other than these transactions, there were no other significant changes in the amounts of promissory notes outstanding as at June 30, 2024 and December 31, 2023. The interest incurred on promissory notes was consistent during the six months ended June 30, 2024 and 2023.

Interest on Lines of Credit

We have two line of credit facilities with balances as follows:

Lines of credit:	As At June 30, 2024	As At December 31, 2023
Line of credit provided by Sidney Chan	$10,300,000	$10,300,000
Line of credit provided by Christine Kan	4,147,000	3,911,000
Total	$14,447,000	$14,211,000

The principal balance of the lines of credit due to Mr. Sidney Chan and Ms. Christine Kan increased due to advances from Mr. Chan and Ms. Kan under the lines of credit to finance our operations.

We incurred interest on the lines of credit as follows:

Interest expense on lines of credit:	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Interest expense incurred on the line of credit from Sidney Chan during the period	$618,000	$618,000	$—
Interest expense incurred on the line of credit from Christine Kan during the period	242,000	195,000	47,000
Total	$860,000	$813,000	$47,000

Imputed Interest

During the periods ended June 30, 2024 and 2023, we had certain zero interest promissory notes. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item additional paid-in capital.

Accreted, Accrued Interest and Borrowing Costs on Loan Payable

During the period ended June 30 2024, we recognized accreted interest expense by recording $23,000 (2023 - $23,000) and accrued interest of $55,000 (2023 - $65,000) to interest expense. During the period ended June 30 2024, we also recognized borrowing costs by recording $73,000 (2023 - $71,000) to interest expense.

Liquidity and Capital Resources

Working Capital	As At June 30, 2024	As At December 31, 2023	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$46,000	$155,000	(109,000)	(70)
Current Liabilities	34,138,000	32,071,000	2,067,000	6
Working Capital Deficiency	$(34,092,000)	$(31,916,000)	(2,176,000)	7

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Report, we have commenced commercial revenue-generating activities, but have yet to recognize any revenue. We expect to generate revenues in 2025 through the sale of our GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

Our nominal current assets as at June 30, 2024 and December 31, 2023 consist of cash, accounts receivable, inventory and prepaid expenses.

Current Liabilities

The Company has current liabilities of $34,138,000 at June 30, 2024, as compared to $32,071,000 at December 31, 2023. Current liabilities are as follows:

	June 30, 2024	December 31, 2023	Change ($)	Change (%)
Accounts payable and accrued liabilities	$1,942,000	$1,501,000	441,000	29
Promissory notes to related parties	3,391,000	3,092,000	299,000	10
Promissory notes	2,163,000	2,163,000	—	—
Interest payable to related parties	2,012,000	1,848,000	164,000	9
Interest payable	3,424,000	3,322,000	102,000	3
Lines of credit from related parties	18,925,000	17,956,000	969,000	5
Loan payable to related parties	2,281,000	2,189,000	92,000	4
Total current liabilities	$34,138,000	$32,071,000	2,067,000	6

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of trade payables and accrued liabilities of the Company with accounts payable totaling approximately $1,681,000, accrued liabilities totaling approximately $260,000 and deferred revenue totaling approximately $1,000. Approximately $599,000 of accounts payable is more than one year old with the majority of these being more than ten years old.

The fluctuations in accounts payable occurred in the regular course of business.

Promissory notes and promissory notes payable to related parties

As at June 30, 2024, we had promissory notes with 18 individuals or corporations that related to historical amounts borrowed. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month).

During the period ended June 30, 2024, the Company received advances from KWC for SGD$405,000 ($298,647), with no fixed interest amount and no due date.

Interest payable

Interest payable relates to the unpaid interest expense incurred on the promissory notes and promissory notes to related parties. The change from December 31, 2023 to June 30, 2024 relates to $266,000 of accrued interest incurred on promissory notes at their stated rates of interest.

All of the underlying promissory notes, except for the promissory notes received during the period ended June 30, 2024 are overdue.

Lines of credit

As of June 30, 2024, we have borrowed total lines of credit principal of $14,447,000 (December 31, 2023 - $14,211,000). During the June 30, 2024 period, we incurred interest expense of $860,000 (2023 - $813,000).

The increase in the lines of credit payable of $969,000 is attributable to borrowings of:

·	$236,000 to fund our operations, product development activities, overhead, and its sales and marketing program;
·	$860,000 of unpaid interest incurred on the principal of the borrowed amounts; and
·	$127,000 of interest repayment toward interest payable.

Line of Credit from Ms. Christine Kan

As of June 30, 2024, we have borrowed $4,147,000 (December 31, 2023 - $3,911,000) and have accrued interest outstanding of $583,000 (December 31, 2023 - $447,000). During the June 30, 2024 period, we borrowed $236,000 (year ended December 31, 2023 - $795,000), incurred interest of $242,000 (year ended December 31, 2023 - $408,000) and extinguished accrued interest of $106,000 (year ended December 31, 2023 - $236,000) through cash payments.

Line of Credit from Mr. Sidney Chan

As of June 30, 2024, we have borrowed $10,300,000 (December 31, 2023 - $10,300,000) and have accrued interest outstanding of $3,894,000 (December 31, 2023 - $3,299,000). During the June 30, 2024 period, we borrowed $Nil (year ended December 31, 2023 - $Nil), incurred interest of $618,000 (year ended December 31, 2023 - $1,236,000) and extinguished accrued interest of $23,000 (year ended December 31, 2023 - $73,000) through cash payments.

Cash Flows

Cash Flows	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Cash flows used in Operating Activities	$(596,000)	$(735,000)	$139,000
Cash flows provided by Financing Activities	541,000	1,005,000	(464,000)
Effect of foreign exchange on cash	—	(7,000)	7,000
Net Increase (Decrease) in Cash During Period	$(55,000)	$263,000	$(318,000)

Cash Balances and Working Capital

As of June 30, 2024, the Company’s cash balance was $4,000 compared to $59,000 as of December 31, 2023. The Company does not have sufficient cash on hand to fund its requirements for the 2024 fiscal year and will need to secure additional financing.

Cash Used in Operating Activities

Cash used in operating activities was as follows:

·	during the six months ended June 30, 2024 was $596,000; and
·	during the six months ended June 30, 2023 was $735,000.

Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Net loss	$(6,028,000)	$(3,648,000)	$(2,380,000)
Share-based compensation incurred for product development costs; selling, general and administrative, professional fees, and interest expense	3,830,000	1,221,000	2,609,000
Unrealized foreign exchange	(59,000)	(19,000)	(40,000)
Interest accretion on loan payable	23,000	23,000	—
Borrowing costs on loan payable	73,000	71,000	2,000
Accrued interest on loan payable	55,000	65,000	(10,000)
Non-cash imputed interest expense	16,000	52,000	(36,000)
Loss on debt settlement	—	139,000	(139,000)
Write-off of accounts receivable	41,000	—	41,000
Accounts receivable	—	(185,000)	185,000
Retainers and prepaid services	13,000	194,000	(181,000)
Net purchases with balances owing in accounts payable and accrued liabilities	441,000	226,000	215,000
Repayments of lines of credit interest	(127,000)	(113,000)	(14,000)
Deferred revenue	—	160,000	(160,000)
Accrued interest on lines of credit	860,000	813,000	47,000
Accrued interest to related parties from promissory notes	164,000	150,000	14,000
Accrued interest from promissory notes	102,000	116,000	(14,000)
Cash used in operating activities	$(596,000)	$(735,000)	$139,000

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced from financing activities:

·	during the six months ended June 30, 2024 was $541,000; and
·	during the six months ended June 30, 2023 was $1,005,000.

The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Amount ($) Increase / (Decrease)
Proceeds from sales of ordinary shares	$6,000	$745,000	$(739,000)
Proceeds from promissory notes	299,000	—	299,000
Proceeds from lines of credit	236,000	260,000	(24,000)
Cash provided by financing activities	$541,000	$1,005,000	$(464,000)

Short- and Long-term Liquidity

As of June 30, 2024, we do not have the current financial resources and committed financing to enable it to meet its administrative overhead, product development budgeted costs and debt obligations over the next 12 months.

The majority of our debt financing is due on demand or overdue. We will seek to obtain creditors’ consents to delay repayment of these loans until we are able to replace these financings with funds generated by operations, replacement debt, or from equity financings through private placements or the exercise of options and warrants. While our creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. We have faced litigation from creditors in the past and have been issued consent judgments by more than one creditor. There is no assurance that additional creditors will not make claims against us in the future. Failure to obtain either replacement financing or creditor consent to delay the repayment of existing financing could result in us having to cease operations.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$1,942,000	$1,942,000	$—	$—	$—
Promissory notes to related parties	3,391,000	3,391,000	—	—	—
Promissory notes	2,163,000	2,163,000	—	—	—
Interest payable to related parties	2,012,000	2,012,000	—	—	—
Interest payable	3,424,000	3,424,000	—	—	—
Lines of credit	18,925,000	18,925,000	—	—	—
Loan payable to related parties	2,281,000	2,281,000	—	—	—
	$34,138,000	$34,138,000	$—	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2025 and proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

Critical Accounting Policies and Going Concern

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024, which have been prepared in accordance with U.S. GAAP.

The preparation of these condensed interim consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We base our estimates on historical and anticipated results, trends and various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ materially from our estimates.

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. See note 1 of the condensed interim consolidated financial statements.

Due to our being a development stage company and not having generated significant revenues, in the notes to our condensed interim consolidated financial statements, we have included disclosure regarding concerns about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not applicable. The Company is a smaller reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 4.	CONTROLS AND PROCEDURES.

Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on this assessment, we found our disclosure controls and procedures to be not effective due to insufficient written policies and procedures for reporting requirements and accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.

This assessment is consistent with the evaluation by Company’s management of our internal controls over financial reporting, as set forth in Item 9A of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

While the Company is working to remedy these deficiencies as its business activities evolve, there were no changes in our internal controls over financial reporting during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

There were no other changes from the period beginning January 1, 2024 to the date of this Form 6-K.

ITEM 1A.	RISK FACTORS.

Not applicable. We are a smaller reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

As at June 30, 2024, the Company had promissory notes payable and related interest payable, totaling $10,691,000 in default.

ITEM 5.	OTHER INFORMATION.

None.

ITEM 6.	EXHIBITS.

		Incorporated by reference
Exhibit					Filed
No.	Document Description	Form	Date	Number	herewith

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada	20-F	5/1/23	2.1
3.1	Constitution of the Company	20-F	5/1/23	3.1
4.1	Specimen Ordinary Share Certificate of the Company	20-F	5/1/23	4.1
4.2	Description of Share Capital	20-F	4/30/24	4.2
10.1	Line of Credit Agreement with Sidney Chan	20-F	5/1/23	10.1
10.2	Line of Credit Agreement with Christine Kan				X
10.3	Employment Agreement between the Company and Christine Kan	20-F	5/1/23	10.3
10.4	Letter of Employment between the Company and Sidney Chan	20-F	5/1/23	10.4
10.5	Option Agreement between the Company and Sidney Chan	20-F	5/1/23	10.5
10.6	Loan Agreement, as amended, between the Company and Kan Wen Chen Pte. Ltd.	20-F	4/30/24	10.6
14.1	Code of Ethics and Business Conduct	20-F	5/1/23	14.1
21.1	List of subsidiaries of the Company	20-F	5/1/23	21.1

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of December 2024.

ALR TECHNOLOGIES SG LTD.
(Registrant)

BY:	SIDNEY CHAN
Sidney Chan
Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer and Director